                                   EXHIBIT 1


                  FINANCIAL STATEMENTS REQUIRED BY ITEM 7(a)

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Board of Directors of
  Petropar N.A., Corp.:

We have audited the accompanying consolidated balance sheet of Petropar N.A., Corp. and Subsidiary (a wholly-owned subsidiary of Petropar, S.A.) as of December 31, 1995, and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petropar N.A., Corp. and Subsidiary as of December 31, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Charlotte, North Carolina
January 12, 1996, except as to information presented in Note 10, for which the date is February 5, 1996, and information presented in Note 11, for which the date is April 17, 1996.

                      PETROPAR N.A., CORP. AND SUBSIDIARY

                 (a wholly-owned subsidiary of Petropar, S.A.)

                          CONSOLIDATED BALANCE SHEET

                               December 31, 1995

                                    ------


                                    ASSETS

Current assets:
  Accounts receivable:
   Trade (net of allowance of $121,000)                           $ 4,059,200
   Related party                                                        2,308
   Interest and other                                                   7,524
  Inventories                                                         769,298
  Other current assets                                                 44,018
                                                                  -----------
       Total current assets                                         4,882,348

Property, plant and equipment, net                                 20,857,788

Other assets                                                           16,488
                                                                  -----------
                                                                  $25,756,624
                                                                  ===========

                LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current liabilities:
  Current portion of long-term debt                               $ 1,606,593
  Cash overdraft                                                      605,237
  Accounts payable:
   Trade                                                            1,860,189
   Construction                                                        17,128
   Related parties                                                  2,317,198
  Accrued interest                                                    207,430
  Other accrued expenses                                              295,404
                                                                  -----------
       Total current liabilities                                    6,909,179

Long-term debt                                                     23,661,520
                                                                  -----------
                                                                   30,570,699
                                                                  -----------

Shareholder's equity (deficit):
  Common stock, $1 par value; authorized 1,000 shares; 100 shares
    issued and outstanding                                                100
  Paid-in capital                                                         900
  Accumulated deficit                                              (4,815,075)
                                                                  -----------
                                                                   (4,814,075)
                                                                  -----------
                                                                  $25,756,624
                                                                  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENT OF OPERATIONS

                     for the year ended December 31, 1995

                                    ------

Net sales                                                          $25,942,292

Cost of sales                                                       21,659,244
                                                                   -----------
       Gross profit                                                  4,283,048

Selling, general and administrative expenses                         3,624,351
                                                                   -----------

       Income from operations                                          658,697

Other income (expense):
  Interest income                                                    1,018,946
  Interest expense                                                  (3,577,618)
  Other expenses                                                      (422,017)
                                                                   -----------
       Net loss                                                    $(2,321,992)
                                                                   ===========


The accompanying notes are an integral part of the consolidated financial statements.

           CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIT)
                     for the year ended December 31, 1995
                                  ----------


                                           Common Stock                                              Shareholder's
                                        -------------------        Paid-in        Accumulated           Equity
                                        Shares       Amount        Capital          Deficit            (Deficit)
                                        ------       ------        -------        -----------        -------------
Balances, December 31, 1994              100          $100          $900          $(2,493,083)        $(2,492,083)
Net loss                                                                           (2,321,992)         (2,321,992)
                                         ---          ----          ----          -----------         -----------
Balances, December 31, 1995              100          $100          $900          $(4,815,075)        $(4,814,075)
                                         ===          ====          ====          ===========         ===========

                      The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                     for the year ended December 31, 1995
                                  ----------

Cash flows from operating activities:
 Net loss                                                                                          $ (2,321,992)
 Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation                                                                                       2,336,406
   Amortization                                                                                         147,738
   Provision for bad debts                                                                               91,125
   Changes in operating assets and liabilities:
     Receivables                                                                                     (1,099,477)
     Inventories                                                                                        580,059
     Other current assets                                                                               (36,845)
     Accounts payable and accrued expenses                                                            1,298,858
     Other liabilities                                                                                 (131,250)
                                                                                                   ------------
         Net cash provided by operating activities                                                      864,622
                                                                                                   ------------

Cash flows used in investing activities, additions to property and equipment                         (1,618,097)
                                                                                                   ------------
Cash flows from financing activities:
 Cash overdraft                                                                                         605,237
 Proceeds from short-term borrowings                                                                  2,035,165
 Payments of short-term borrowings                                                                  (10,975,000)
 Proceeds from long-term debt                                                                         8,500,000
 Payments of long-term debt                                                                          (3,500,000)
 Proceeds from loans to affiliated company                                                            3,825,000
                                                                                                   ------------
         Net cash provided by financing activities                                                      490,402
                                                                                                   ------------
         Net decrease in cash and cash equivalents                                                     (263,073)

Cash and cash equivalents:
 Beginning of year                                                                                      263,073
                                                                                                   ------------
 End of year                                                                                       $        -0-
                                                                                                   ============

                       The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     _____

1.  Basis of Presentation:
    ---------------------

    Petropar N.A., Corp. (the "Company") was incorporated on August 11, 1994, as a wholly owned subsidiary of Petropar S.A., a Brazilian corporation. The common stock of Fitesa N.A., Corp., a subsidiary of Petropar S.A., was transferred to the Company in exchange for one hundred (100) shares of common stock. The accompanying consolidated financial statements include the financial position, results of operations and cash flows of Petropar N.A. Corp. and its wholly owned subsidiary, Fitesa N.A. Corp., after the elimination of all intercompany balances and transactions.


2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    INVENTORIES - Inventories are stated at the lower of cost or market. Standard costing is used which approximates the first-in, first-out (FIFO) method.

    PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred. When property and equipment are disposed, the difference between net book value and cash proceeds is included in the statement of operations.

    OTHER ASSETS - Other assets include expenses incurred in connection with the formation of the Company which are amortized on a straight-line basis over five years.

    CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. The Company markets its products primarily to customers in the manufacturing sector. The Company closely monitors the creditworthiness of its customers and generally requires no collateral from its customers. Sales to six major customers accounted for approximately 64% of sales in 1995. Approximately 64% of trade accounts receivable represented five major customers at December 31, 1995.

    CASH EQUIVALENTS - The Company classifies all highly liquid debt instruments purchased with original maturities of three months or less as cash equivalents.

                                     _____



2.  Summary of Significant Accounting Policies, continued:
    ------------------------------------------

    CASH FLOWS - Cash flows from operations include interest paid of $3,899,001 in 1995.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Inventories:
    -----------

    The major classes of inventories at December 31, 1995 are as follows:

          Finished goods                                                    $471,014
          Work-in-process                                                     28,899
          Raw materials                                                      269,385
                                                                            --------
                                                                            $769,298
                                                                            ========

4.  Property, Plant and Equipment:
    -----------------------------


    Property, plant and equipment is comprised of the following at December 31, 1995:

          Land and improvements                                          $   226,737
          Building                                                         3,361,444
          Machinery and equipment                                         21,712,028
          Furniture and computer equipment                                   692,447
          Construction in process                                            243,766
                                                                         -----------
                                                                          26,236,422
          Less accumulated depreciation                                    5,378,634
                                                                         -----------
                                                                         $20,857,788
                                                                         ===========

                                     _____


5.  Financing Arrangements:
    ----------------------

    Long-term debt consists of the following at December 31, 1995:


    Note payable to a bank, due October 1, 1997 plus interest at the
      Eurodollar rate plus 1.125%                                      $ 9,052,000*
    Note payable to Petropar S.A., due August 31, 1999 plus interest quarterly at the ninety day LIBOR rate plus 3-1/4% (9.125%
      at December 31, 1995)                                              2,949,000
    Line of credit available up to $4,000,000, due on October 1,
      2000, plus interest monthly at a floating rate                       535,165**
    Note payable with quarterly payments of $267,857 beginning
      January 1, 1996, remaining principal due October 1, 2000,
      interest payable monthly at a floating rate (8.8% at
      December 31, 1995)                                                 7,500,000**
    Note payable, due October 1, 2000, interest payable monthly
      at a floating rate (8.05% at December 31, 1995)                    1,000,000**
    Note payable to Fitesa Overseas, Ltd., due February 1, 2001, interest payable quarterly at LIBOR plus 3-1/4%, (9.125%
      at December 31, 1995)                                              4,231,948
                                                                       -----------
                                                                        25,268,113
    Less current portion of long-term debt                               1,606,593
                                                                       -----------
    Long-term debt                                                     $23,661,520
                                                                       ===========

    *Represents note payable guaranteed by Petropar S.A.

    **Substantially all of the assets of the Company serve as collateral for this debt which is held by one lender under a single credit agreement.

    The $7.5 million and $1.0 million notes contain restrictive covenants, the most restrictive of which requires the Company to maintain a minimum adjusted tangible net deficit as defined in the agreement of $4,831,000.

    The terms of the $9,052,000 note, as amended September 25, 1995, allow the Company to borrow the $9,052,000 through October 1, 1997. The note is made up of individual loans with terms, at the Company's discretion, of one three, six or twelve months in duration. As the Company has the ability and intent to continuously extend the maturity of the loans through October 1, 1997, the note has been classified as long-term on the balance sheet.

                                    -------



6.  Income Taxes:
    ------------

    The Company accounts for its income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting. The principal items comprising temporary differences consist of various tax loss carryforwards. No current year tax benefit has been established due to the losses incurred by the Company. Deferred income taxes consist of the following at December 31, 1995:


      Noncurrent deferred income tax liabilities, depreciation                 $ 1,324,000

      Noncurrent income tax assets:
        Tax benefit of net operating loss carryforwards available to reduce
          future taxable income                                                 (2,114,000)
        Accrued royalty and guarantee fees                                        (788,000)
        Accounts receivable allowance                                              (41,000)
        Miscellaneous                                                              (22,000)
                                                                               -----------
               Net deferred income tax asset                                    (1,641,000)
        Valuation allowance                                                      1,641,000
                                                                               -----------
               Total deferred income taxes, net                                $    -0-
                                                                               ===========

    At December 31, 1995, the Company had net operating loss carryforwards of approximately $6,217,000 for tax reporting purposes. These carryforwards, which are available to offset future taxable income, begin to expire in 2006.

7.  Leases:
    ------

    Certain equipment and automobiles are leased under operating leases. The following is a schedule of future minimum lease payments under operating leases as of December 31, 1995:

          Year ending December 31:
            1996                                            $13,397
            1997                                             11,790
            1998                                              5,793
            1999                                              5,486
            2000                                              4,114
                                                            -------
                       Total minimum lease payments         $40,580
                                                            =======

    Lease expense totaled approximately $86,700 in 1995.

                                   --------



8.  Related Party Transactions:
    --------------------------

    The Company is dependent upon the support of Petropar S.A. for its financial requirements. Petropar S. A. has pledged it's continued financial support to the Company for 1996.

    During 1995, the Company sold approximately $1,966,000 of inventory to Fitesa S.A., a wholly owned subsidiary of Petropar S.A.

    The Company has a royalty agreement and guarantee agreement with Petropar S.A. Royalty fees are calculated at 4% of sales to outside parties. Royalty expense included in selling, general and administrative expenses totaled $957,513 during 1995. Royalty amounts due to Petropar S.A. included in related party accounts payable at December 31, 1995 totaled $1,789,621. Guarantee fees are calculated at 1.5% of the outstanding loan balance guaranteed by Petropar S.A. Guarantee fees included in other expenses totaled $255,353 during 1995. Amounts due to Petropar S.A. for guarantee fees included in related party accounts payable at December 31, 1995 totaled $527,578.

    During 1995, Fitesa Overseas Limited, a wholly-owned subsidiary of Petropar S.A., assumed $20,504,378 of notes and interest obligations of the Company in exchange for notes and interest due from Fitesa Overseas Limited to the Company of $16,272,430 and the issuance of a note payable to Fitesa Overseas Limited of $4,231,948.

9.  Retirement Plan:
    ---------------

    The Company provides a 401(k) retirement savings plan for substantially all employees. The plan provides for matching contributions by the Company of fifty (50) percent of voluntary employee contributions limited to eight (8) percent of employee wages. Plan expense for 1995 was approximately $97,065.

10.  Contingencies:
     -------------

     During 1995, a worker fatality occurred at the Company's plant site. The Company has been notified by its legal counsel of a claim filed by the estate of the deceased employee against the Company. Based on current facts, the Company is not able to estimate the probable outcome of the litigation. Therefore, no provision has been made in the accompanying financial statements for this contingency. The Company's insurance carrier is defending the claim on behalf of the Company.

                                  ----------



11.  Subsequent Event:
     ----------------

     Subsequent to December 31, 1995, the $2,949,000 note due to Petropar S.A. was forgiven by Petropar S.A. and was converted to equity by the Company in the form of a capital contribution.

12.  Event Subsequent to Date of Report of Independent Accountants (Unaudited):
     -------------------------------------------------------------------------

     On August 14, 1996, PGI Polymer, Inc., ("PGI Polymer"), a Delaware Corporation and the wholly owned subsidiary of Polymer Group, Inc., completed its acquisition (the "FNA Acquisition") of the business of FNA Polymer Corp. ("FNA") (formerly known as Fitesa North America Corporation), a North Carolina corporation, pursuant to the terms of the Stock Purchase Agreement, dated as of July 15, 1996 among Petropar S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (the "Parent"), Alicorno Comercio e Servicos LDA., a corporation incorporated under the laws of Madeira (the "Seller"), and PGI Polymer (the "Stock Purchase Agreement").

     Pursuant to the Stock Purchase Agreement, PGI Polymer acquired all of the issued and outstanding capital stock of PNA Corp. (formerly known as Petropar North America Corp.), a North Carolina corporation, which in turn owns all of the issued and outstanding capital stock of FNA Polymer Corp. The Seller received a cash payment of $48,000,000, subject to a working capital adjustment.

                      PETROPAR N.A., CORP. AND SUBSIDIARY
                 (a wholly-owned subsidiary of Petropar, S.A.)
               CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 June 30, 1996
                                (In Thousands)


ASSETS
------
Current assets:
     Accounts receivable, net.................................. $ 3,377
     Inventories...............................................   1,036
     Other.....................................................      41
                                                                -------

          Total current assets.................................   4,454
                                                                -------

     Property, plant and equipment, net........................  19,830
     Other.....................................................       8
                                                                -------

          Total assets......................................... $24,292
                                                                =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
     Accounts payable and accrued expenses..................... $ 5,463

Long-term debt, less current portion...........................  18,543

Shareholders' equity:
     Additional paid-in capital................................   2,950
     Deficit...................................................  (2,664)
                                                                -------

                                                                    286
                                                                -------
          Total liabilities and shareholders'
               equity.......................................... $24,292
                                                                =======

See accompanying notes.

                      PETROPAR N.A., CORP. AND SUBSIDIARY
                 (a wholly-owned subsidiary of Petropar, S.A.)
          CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                    for the six months ended June 30, 1996
                                (In Thousands)



Net sales............................................ $  15,082
Cost of sales........................................     9,895
                                                      ---------
  Gross profit.......................................     5,187
Selling, general and adminstrative expenses..........     1,759
                                                      ---------
  Operating income...................................     3,428
Interest expense, net................................       970
                                                      ---------
  Income before Income taxes.........................     2,458
Income taxes.........................................       307
                                                      ---------
  Net income......................................... $   2,151
                                                      =========

See accompanying notes.

                      PETROPAR N.A., CORP. AND SUBSIDIARY
                 (a wholly-owned subsidiary of Petropar, S.A.)
          CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
                    for the six months ended June 30, 1996

                                (In Thousands)


Cash flow from operating activities....................................................... $ 3,984

Cash flow (used in) investing activities, additions to property and equipment.............    (208)

Cash flow (used in) financing activities, payments of debt................................  (3,776)
                                                                                           -------

   Net change in cash and cash equivalents................................................       0

Cash and cash equivalents:
   Beginning of period....................................................................       0
                                                                                           -------

   End of period.......................................................................... $     0
                                                                                           =======

See accompanying notes.

                         PETROPAR N.A. AND SUBSIDIARY
                 (a wholly-owned subsidiary of Petropar, S.A.)
       Notes To Condensed Consolidated Financial Statements (UNAUDITED)

1.  BASIS OF PRESENTATION:

     The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management of the Company, the unaudited financial statements contain all adjustments of a normal recurring nature necessary for a fair presentation. The operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for an entire year. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVENTORIES:

     The major classes of inventories at June 30, 1996 are as follows:

Finished goods..................   $  803
Work-in-process.................       17
Raw material....................      216
                                   ------
                                   $1,036
                                   ======

3.  CONTINGENCIES:

     As previously discussed, during 1995, a worker fatality occurred at the Company's plant site. The Company has been notified by its legal counsel of a claim filed by the estate of the deceased against the Company. Based on facts, the Company is not able to estimate the probable outcome of the litigation. Therefore, no provision has been made in the accompanying financial statements for this contingency. The Company's insurance carrier is defending the claim on behalf of the Company.

4.  OTHER MATTERS:

     As previously discussed, on August 14, 1996, PGI Polymer completed the FNA Acquisition pursuant to the terms of the Stock Purchase Agreement for $48.0 million, subject to a working capital adjustment.